Exhibit 99.1

Ayr Wellness Announces 5% Share Buyback, the Maximum
Allowed for CSE Listed Companies; Reaffirms 2022 Outlook

•	Ayr Announces Stock Repurchase Program of up to 5% of Subordinate Voting Shares – the maximum amount allowed for CSE listed companies

•	Reiterates Guidance for 2022 of $800 Million in Revenue and $300 Million in Adjusted EBITDA[1]

•	Ayr’s Cash Balance as of June 30, 2021 was $123 Million

NEW YORK, August 25, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), announced its Board has authorized, effective immediately, the repurchase of up to 5% of the Company’s Subordinate Voting Shares (the “Shares”), the maximum amount allowed for CSE listed companies, over the next 12 months pursuant to a normal course issuer bid.

Jonathan Sandelman, CEO of Ayr Wellness, said, “We have said time and again that our stock is significantly undervalued, and we are drawing a line under that statement with today’s share repurchase announcement. We expect this program to be used opportunistically and to commence immediately. We could not be more pleased with the current state of our operations and continue to invest in our company’s explosive growth, as evidenced by our raise in revenue guidance just last week. We continue to invest in and build our business, both organically and through M&A, and this repurchase program allows us to also invest in the exceptional value that our own shares represent.”

“The Share repurchase program will in no way interfere with our ambitious growth plans to enter new markets and/or complete our current capital projects. With more than $120 million of cash on our balance sheet and debt markets that are extremely attractive and open to us, we are confident in our ability to deliver on our stated goals and meet our 2022 guidance of $800 million in revenue and $300 million in Adjusted EBITDA1,” Mr. Sandelman concluded.

1 Guidance is based on the assumptions outlined in our MD&A for June 30, 2021

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided in our MD&A for the three months ended June 30, 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for June 30, 2021.

Additional Information

For more information about the Company’s 2Q2021 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact :

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com

Email: IR@ayrwellness.com